UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of report (date of earliest event reported): October 28, 2015

HEARTWARE INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34256	26-3636023
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Old Connecticut Path

Framingham, MA 01701

(Address of principal executive offices)

Registrant’s telephone number, including area code:

508.739.0950

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

On October 28, 2015, HeartWare International, Inc. (“HeartWare”) distributed a webcast alert attached hereto as Exhibit 99.1 announcing an analyst and investor meeting with the management of HeartWare and Valtech Cardio, Ltd. (“Valtech”) on November 5, 2015 from 9:00 a.m. to 1:00 p.m. ET to discuss HeartWare’s business outlook and provide commentary on HeartWare’s announced acquisition of Valtech. The webcast can be accessed through HeartWare’s investor relations website (ir.heartware.com).

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Announcement of webcast issued by HeartWare International, Inc. dated October 28, 2015.

Important Information

As previously disclosed, HeartWare intends to acquire Valtech as set forth in that certain Business Combination Agreement, dated as of September 1, 2015, by and among HeartWare, Valtech, HW Global, Inc., a Delaware corporation and a direct wholly owned subsidiary of HeartWare (“Holdco”), HW Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Holdco (“US Merger Sub”), Valor Merger Sub Ltd., a private company incorporated under the laws of Israel and a direct wholly owned subsidiary of Holdco (“ISR Merger Sub”) and Valor Shareholder Representative, LLC, a Delaware limited liability company, pursuant to which, subject to satisfaction or waiver of the conditions therein, HeartWare and Valtech will effect a strategic combination of their respective businesses under Holdco wherein (a) US Merger Sub shall merge with and into HeartWare, with HeartWare surviving the merger as a wholly owned subsidiary of Holdco (the “US Merger”), and (b) ISR Merger Sub shall merge with and into Valtech, with Valtech surviving the merger as a subsidiary of Holdco (the “ISR Merger”, together with the US Merger and the other transactions contemplated by the Business Combination Agreement, the “Transactions”).

Additional Information about the Transactions and Where to Find It

In connection with the proposed Transactions, Holdco has filed a Registration Statement on Form S-4 that contains a preliminary proxy statement/prospectus, which is not yet final and will be amended. Holdco intends to file a final prospectus and other relevant materials and HeartWare intends to file a definitive proxy statement and other relevant materials with the SEC in connection with the proposed Transactions. Investors and security holders of HeartWare and Valtech are urged to read these materials when they become available because they will contain important information about HeartWare, Valtech and the Transactions. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Holdco or HeartWare with the SEC, may be obtained free of charge at the SEC website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Holdco or HeartWare by directing a written request to HeartWare’s investor relations department at HeartWare International, Inc., 500 Old Connecticut Path, Framingham, MA 01701, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Transactions.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Participants in the Solicitation

HeartWare, Valtech and their respective directors, executive officers, certain members of management and certain employees may be deemed to be participants in the solicitation of proxies from the stockholders of HeartWare and Valtech in connection with the proposed transaction. Information regarding the special interests of HeartWare’s directors and executive officers in the transaction is included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of HeartWare is also included in the HeartWare Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015. This document is available free of charge at the SEC website (www.sec.gov) and from Investor Relations at HeartWare at the address described above.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements, including, but not limited to, the ability of the parties to consummate the proposed Transactions; satisfaction of closing conditions to the consummation of the proposed Transactions; the impact of the announcement of the proposed Transactions on HeartWare’s relationships with its employees, existing customers or potential future customers; and such other risks and uncertainties pertaining to HeartWare’s business as detailed in its filings with the SEC on Forms 10-K and 10-Q, which are available on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. HeartWare assumes no obligation to update any forward-looking statement contained in this document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HeartWare International, Inc.

Date: October 28, 2015	By:	/s/ Lawrence J. Knopf
	Name:	Lawrence J. Knopf
	Title:	Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Announcement of webcast issued by HeartWare International, Inc. dated October 28, 2015.